                                                                 EXHIBIT 4.1

STANDARD & POOR'S,
A DIVISION OF McGRAW-HILL, INC.
25 Broadway
New York, New York 10004-1064
Telephone 212/208-1740
FAX 212/208-8262

Sanford B. Bragg
Managing Director
Managed Funds Ratings Services




Everen Unit Investment Trusts
77 West Wacker Drive - 29th Floor
Chicago, IL 60601

Re: Everen Unit Investment Trusts Series 38, containing: U.S. Treasury
    Portfolio Series 16, Insured National Series 17, and Insured California Series 21

          Pursuant to your request for a Standard & Poor's rating on the insured units of the above-captioned trust, SEC #33-62735 we have reviewed the information presented to us and have assigned a 'AAA' rating to the units of the trusts. The ratings are direct reflections of the portfolios of the trusts, which will be composed solely of U.S. Treasury Debt obligations fully guaranteed as to principal and interest by the full faith and credit of the United States.

          You have permission to use the name of Standard & Poor's and the above-assigned ratings in connection with your dissemination of information relating to these units, provided that it is understood that the ratings are not "market" ratings nor recommendations to buy, hold, or sell the units of the trusts or the securities contained in the trusts. Further, it should be understood the rating on the units does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. S&P reserves the right to advise its own clients, subscribers, and the public of the ratings. S&P relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the ratings. S&P does not independently verify the truth or accuracy of any such information.

          This letter evidences our consent to the use of the name of Standard & Poor's in connection with the rating assigned to the units in the registration statement or prospectus relating to the units or the trusts. However, this letter should not be construed as a consent by us, within the meaning of Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's Ratings Group in connection with the ratings assigned to the securities contained in the trusts. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

          Please be certain to send us three copies of your final prospectus as soon as it becomes available. Should we not receive them within a reasonable time after the closing or should they not conform to the representations made to us, we reserve the right to withdraw the rating.

          We are pleased to have had the opportunity to be of service to you. If we can be of further help, please do not hesitate to call upon us.


                                                  Sincerely,


                                                  /s/ Sanford Bragg/WD